EXHIBIT 12.1
CDW CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Years Ended December 31,
(dollars in millions)	2011	2012	2013	2014	2015
Computation of earnings:
Income before income taxes and adjustment for (income) loss from equity investees	$28.3	$185.8	$194.9	$385.5	$657.2
Distributed income from equity investees	0.5	1.2	1.0	1.1	1.0
Fixed charges	324.9	312.4	254.3	202.8	164.5
Total earnings	$353.7	$499.4	$450.2	$589.4	$822.7

Computation of fixed charges:
Interest expense	$302.0	$294.4	$241.8	$191.3	$153.5
Amortization of deferred financing costs, debt premium and debt discount	15.7	13.6	8.8	6.4	6.4
Portion of rent expense representative of interest (1)	7.2	4.4	3.7	5.1	4.6
Total fixed charges	$324.9	$312.4	$254.3	$202.8	$164.5

Ratio of earnings to fixed charges	1.1	1.6	1.8	2.9	5.0

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.